                                                    This filing is made pursuant
                                                    to Rule 424(b)(3) under
                                                    the Securities Act of
                                                    1933 in connection with
                                                    Registration No. 333-55370
PROSPECTUS

                        LA JOLLA PHARMACEUTICAL COMPANY

                                5,700,000 Shares
                                  Common Stock

     This prospectus relates to 5,700,000 shares of our common stock that may be sold from time to time by the selling stockholders named in this prospectus. The selling stockholders acquired these shares of our common stock in private transactions.

     This offering is not being underwritten. The selling stockholders may offer the shares through public or private transactions at the market price for our common stock at the time of the sale, a price related to the market price, a negotiated price or such other prices as the selling stockholders determine from time to time. See "Plan of Distribution" on page 12.

     All of the net proceeds from the sale of these shares of common stock will go to the selling stockholders. We will not receive any proceeds from sales of these shares.

     Our common stock is traded on the Nasdaq National Market under the symbol "LJPC." On February 7, 2001, the last reported sale price of our common stock was $6.875 per share.

          You should read this prospectus carefully before you invest.

     INVESTING IN OUR COMMON STOCK INVOLVES SUBSTANTIAL RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

                                ----------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The information in this prospectus is not complete and may be changed. These securities will not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                ----------------

                 The date of this prospectus is February 15, 2001

                         LA JOLLA PHARMACEUTICAL COMPANY

     La Jolla Pharmaceutical Company is a biopharmaceutical company focused on the research and development of therapeutic products for the treatment of some life-threatening antibody-mediated diseases. Antibody-mediated diseases are the result of a malfunction of the body's immune system, in which cells in the immune system produce disease-causing antibodies. These diseases include autoimmune conditions such as lupus and antibody-mediated stroke. Current treatments for these autoimmune disorders target the symptoms of the disease or generally suppress the normal operation of the immune system, frequently resulting in severe negative side effects and hospitalization. Our drug candidates are designed to treat the underlying cause of many antibody-mediated diseases without these side effects. Our clinical drug candidate is known as LJP 394, a lupus treatment drug.

     We are registering for resale a total of up to 5,700,000 shares of our common stock previously sold by us to investors in private transactions. These investors are identified in the section headed "Selling Stockholders." We will not receive any of the proceeds for the resale of these shares.

     We are incorporated in the State of Delaware. Our principal executive offices are located at 6455 Nancy Ridge Drive, San Diego, California 92121 and our telephone number is (858) 452-6600.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors related to our common stock offered by this prospectus and to our business and operations. You should also carefully consider the other information in this prospectus and in the documents incorporated by reference. Some of these factors have affected our financial condition and operating results in the past or are currently affecting us. All of these factors could affect our future financial condition or operating results. If any of the following risks actually occurs, our business could be harmed. If that happens, the trading price of our common stock could decline, and you may lose all or part of your investment.

I. RISK FACTORS RELATING TO LA JOLLA PHARMACEUTICAL AND THE INDUSTRY IN WHICH WE OPERATE.

OUR DRUG CANDIDATES MAY NOT PERFORM WELL IN CLINICAL TRIALS AND WE MAY NOT BE PERMITTED TO CONDUCT FURTHER CLINICAL TRIALS. WITHOUT SUCCESSFUL CLINICAL TRIALS, WE WILL NOT BE ABLE TO MARKET OR SELL ANY PRODUCTS.

     If LJP 394 is ultimately not found to be safe and effective, we would be unable to obtain regulatory approval for its commercialization. Because LJP 394 is our only drug candidate that has advanced to clinical trials, and because there is no guarantee that we would be able to develop an alternate drug candidate, our inability to commercialize LJP 394 would have a severe negative effect on our business, including revenues and profits.

     In order to sell our products that are under development, we must first receive regulatory approval. To obtain regulatory approval, we must conduct clinical studies demonstrating that our products are safe and effective. Although LJP 394 appears promising, it may not be successful in future clinical trials. Our prior clinical study of LJP 394, in collaboration with Abbott, was halted, and the ongoing Phase III clinical study may also be delayed or halted for various reasons, including:

    -   the product is not effective,

    -   patients experience severe side effects during treatment,

    -   patients do not enroll in the study at the rate we expect, or

    -   product supplies are not sufficient to treat the patients in the study.

    In addition, the FDA and foreign regulatory authorities have substantial discretion in the approval process. The FDA and foreign regulatory authorities may not agree that we have demonstrated that LJP 394 is safe and effective after we complete clinical trials. Even if the results of prior clinical trials are positive, the FDA and foreign regulatory authorities may require us to design and conduct additional studies, which may result in significant expense and delay. The FDA and foreign regulatory authorities may require new clinical trials because of inconclusive results from earlier clinical trials, a possible failure to conduct prior clinical trials in complete adherence to FDA good clinical practice standards and similar standards of foreign regulatory authorities and identification of new clinical trial endpoints.

OUR PRODUCTS ARE IN VARIOUS STAGES OF DEVELOPMENT AND THE TECHNOLOGY UNDERLYING OUR PRODUCTS IS UNCERTAIN AND UNPROVEN. IF OUR PRODUCTS CANNOT BE SUCCESSFULLY DEVELOPED, WE WILL NEVER BE ABLE TO GENERATE MEANINGFUL SALES.

    All of our product development efforts are based on unproven technologies and therapeutic approaches that have not been widely tested or used. LJP 394 has not been proven to be effective in humans and the technology on which it is based has been used only in our preclinical tests and clinical trials. If our products or technology is not effective, we will not generate meaningful sales. Application of LJP 394's technology to antibody-mediated diseases other than lupus is in even earlier research stages.

    LJP 394 and our other potential drug candidates require significant additional research and development and are subject to significant risks. Potential products that appear to be promising at early stages of development may nevertheless fail to reach market or become profitable for some of the following reasons:

    - products may be ineffective or cause harmful side effects during preclinical testing or clinical trials,

    -   products may fail to receive necessary regulatory approvals,

    -   products may be difficult to manufacture,

    - products may be uneconomical to produce particularly if high dosages are required,

    -   products may fail to achieve market acceptance,

    -   physicians think that the products are not effective,

    - products may be precluded from commercialization because of proprietary rights of third parties, and

    -   competitors may develop superior products.

    The technology underlying LJP 394 appears effective in humans. However, no products have been developed to date that use our technology. There is no guarantee that LJP 394 will work as intended. Furthermore, clinical trials of LJP 394 may be viewed as a test of LJP's entire approach to developing therapies for antibody-mediated diseases. If the data from our clinical trials indicates that LJP 394 is ineffective, the applicability of our technology to other antibody-mediated diseases will be highly uncertain. Therefore, there is significant risk that our therapeutic approaches will not prove to be successful, and there can be no guarantee that our drug discovery technologies will result in any commercially successful products.

OUR SUCCESS IN DEVELOPING OUR PRODUCTS AND MARKETING THEM SUCCESSFULLY DEPENDS SIGNIFICANTLY UPON OUR ABILITY TO OBTAIN PATENT PROTECTION FOR LJP 394 AND ANY OTHER DEVELOPED PRODUCTS. IN ADDITION, WE WILL NEED TO SUCCESSFULLY PRESERVE OUR TRADE SECRETS AND OPERATE WITHOUT INFRINGING ON THE RIGHTS OF OTHERS.

    We will depend on patents and other unpatented intellectual property to prevent others from profiting from products or technologies that we may have developed, and to preserve our freedom to operate our business. We own 90 issued patents and 66 pending patent applications covering various technologies and drug candidates. However, there can be no assurance that any additional patents will be issued, or that the scope of any patent protection will be sufficient, or that any current or future issued patent will be held valid if subsequently challenged. There is a substantial backlog of biotechnology patent applications at the U.S. Patent and Trademark Office that may delay the review and issuance of any patents. The patent position of biotechnology firms like ours generally is highly uncertain and involves complex legal and factual questions, and no consistent policy has emerged regarding the breadth of claims covered in biotechnology patents or protection afforded by these patents. Presently, we have a number of patent applications pending in the United States relating to our technology, as well as foreign counterparts to some of our U.S. patent applications. We intend to continue to file applications as appropriate for patents covering both our products and processes. There can be no assurance that patents will be issued from any of these applications, or that the scope of any issued patents will protect our technology.

    We are aware of one U.S. patent grant that contains claims covering subject matter that may conflict with some of our key patents and patent applications, and that may affect our ability to develop and sell our products. Any conflict between our patents and patent applications, and patents or patent applications of third parties, could result in a significant reduction of the coverage of our existing patents or any future patents that may be issued. This could have a negative effect on our ability to prevent competitors from profiting from our products and technologies, and this could affect our future sales. In addition, we may have to incur significant expenses in defending our patents.

    If the U.S. Patent and Trademark Office or any foreign counterpart issues or has issued to a competitor patents containing competitive or conflicting claims, and if these claims are valid, there can be no guarantee that we would be able to obtain licenses to these patents, that any licensing fees would be reasonable, or that we would be able to develop or obtain alternative technology. Patent applications in the United States are kept secret until a patent is issued. As a result, we do not know if others, including competitors, have filed patent applications for technology covered by our pending applications, nor can we be certain that we were the first to invent or to file patent applications for our technologies. Competitors may have patents or patent applications pending that relate to compounds or processes that overlap or compete with our intellectual property.

    We also rely on unpatented intellectual property such as trade secrets and improvements, know-how, and continuing technological innovation. While we seek to protect these rights, it is possible that:

        - inventions relevant to our business will be developed by a person not bound by an LJPC invention assignment agreement,

        - binding LJPC confidentiality agreements will be breached and we will not have adequate remedies for such a breach, or

        - our trade secrets will otherwise become known or be independently discovered by competitors.

    We could incur substantial costs in defending suits brought against us by others for infringement of intellectual property rights or in prosecuting suits that we might bring against others to protect our intellectual property rights.

WE HAVE A HISTORY OF LOSSES AND MAY NOT BECOME PROFITABLE.

     We have incurred operating losses each year since our inception in 1989 and had an accumulated deficit of approximately $81.9 million as of September 30, 2000. Our losses are likely to exceed those experienced in prior years due to the termination of a collaborative relationship with Abbott, unless we are successful in establishing additional collaborative relationships to help finance our research and development costs. To achieve profitability we must, among other things, complete the development of our products, obtain all necessary regulatory approvals and establish commercial manufacturing and marketing capabilities. We expect to incur significant losses each year for at least the next several years as our clinical trial, research, development and manufacturing activities increase. The amount of losses and the time required by us to reach sustained profitability are highly uncertain, and we do not expect to generate revenues from the sale of products, if any, for at least several years. We may never achieve product revenues or profitability.

WE WILL NEED ADDITIONAL FUNDS TO SUPPORT OPERATIONS AND MAY NEED TO REDUCE OPERATIONS, SELL STOCK OR ASSETS, OR MERGE WITH ANOTHER ENTITY TO CONTINUE OPERATIONS.

    Our operations to date have consumed substantial capital resources, and we will continue to expend substantial and increasing amounts of capital for research, product development, preclinical testing and clinical trials of drug candidates, to establish commercial-scale manufacturing capabilities, and to market potential products. We will need to raise additional funds in some way, and if we are not able to do so we will not be able to fund our operations.

    Our future capital requirements will depend on many factors, including:

    - continued scientific progress in our research and development programs and the size and complexity of these programs,

    -   the scope and results of preclinical testing and clinical trials,

    -   the time and costs involved in applying for regulatory approvals,

    - the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims,

    -   competing technological and market developments,

    - our ability to establish and maintain collaborative research and development arrangements, and

    - the cost of manufacturing scale-up and effective commercialization activities and arrangements.

    We expect to incur substantial and increasing losses each year for at least the next several years as our clinical trial, research, development and manufacturing activities increase. We expect our existing capital resources (including the capital raised through the sale of stock that may be offered for resale under this prospectus) will be sufficient to fund our activities, as currently planned, through 2002. However, the amounts expended by us for various purposes may vary significantly, and it is possible that our cash requirements will exceed current projections and that we will therefore need additional financing sooner than currently expected. In the future, it is possible that we will not have adequate resources to support our business activities.

    We actively seek additional funding, including through collaborative arrangements and public and private financings. Our choice of financing alternatives may vary from time to time depending upon various factors, including the market price of our securities, conditions in the financial markets, and the interest of other entities in strategic transactions with LJPC. There can be no guarantee that additional financing will be available on acceptable terms, if at all, whether through collaborative arrangement, issuance of securities, or otherwise. If adequate funds are not available, we may be required to delay, scale back or eliminate one or more of our research and development programs or obtain funds through arrangements with collaborative partners or others that require us to relinquish rights to certain technologies or potential products. This could have a negative impact on our ability to develop products, or to achieve profitability if our products are brought to market. If we obtain additional funding through sales of securities, your investment in LJPC will be diluted.

WE MAY NOT EARN AS MUCH INCOME AS WE HOPE DUE TO POSSIBLE CHANGES IN HEALTHCARE REIMBURSEMENT POLICIES.

    The continuing efforts of government and healthcare insurance companies to reduce the costs of healthcare may reduce the amount of income we can generate from our products. For example, in certain foreign markets, pricing and profitability of prescription drugs are subject to government control. In the United States, we expect that there will continue to be a number of federal and state proposals to implement similar government controls. In addition, increasing emphasis on managed care in the United States will continue to put pressure on drug manufacturers to keep prices down. Cost control initiatives could reduce the revenue that we receive for any products we may develop and sell in the future. These cost control measures may also affect the profitability of companies with whom we may transact business, such as manufacturers of our products, and thus may have a negative effect on our ability to continue to work with these companies.

BECAUSE A NUMBER OF COMPANIES COMPETE WITH US, MANY OF WHICH HAVE GREATER RESOURCES THAN WE DO, AND BECAUSE WE FACE RAPID CHANGES IN TECHNOLOGY IN OUR INDUSTRY, WE CANNOT BE CERTAIN THAT OUR PRODUCTS WILL BE ACCEPTED IN THE MARKETPLACE OR CAPTURE MARKET SHARE.

Competition from domestic and foreign biotechnology companies, large pharmaceutical companies and other institutions is intense and is expected to increase. A number of companies and institutions are pursuing the development of pharmaceuticals in our targeted areas, many of which are very large, and have financial, technical, sales and distribution and other resources substantially greater than ours. The greater resources of these competitors could enable them to develop competing products more quickly than we are able to, and to market any competing product more quickly so as to make it extremely difficult for us to develop a share of the market for these products. These competitors also include companies that are conducting clinical trials and preclinical studies for the treatment of lupus. Our competitors may develop or obtain regulatory approval for products more rapidly than we do. Also, the biotechnology and pharmaceutical industries are subject to rapid changes in technology. Our competitors may also develop and market technologies and products that are more effective than those being developed by us or that would render our technology and proposed products obsolete or noncompetitive.

WE MAY NEED TO ESTABLISH COLLABORATIVE AGREEMENTS, AND THIS COULD HAVE A NEGATIVE EFFECT ON OUR FREEDOM TO OPERATE OUR BUSINESS, OR PROFIT FULLY FROM SALES OF OUR PRODUCTS.

    We may seek to collaborate with pharmaceutical companies to gain access to their research, drug development, manufacturing, marketing and financial resources. However, we may not be able to negotiate arrangements with any collaborative partners on acceptable terms, if at all. Any collaborative relationships that we enter into may include restrictions on our freedom to operate our business or to profit fully from the sales of our products.

    Once a collaborative arrangement is established, the collaborative partner may not continue funding any particular program or may pursue alternative technologies or develop alternative drug candidates, either alone or with others, to develop treatments for the diseases we are targeting. Competing products, developed by a collaborative partner or to which a collaborative partner has rights, may result in the collaborative partner withdrawing support as to all or a portion of our technology.

    Without collaborative arrangements, we must fund our own research and development activities, accelerating the depletion of our capital and requiring us to develop our own marketing capabilities. Therefore, if we are unable to establish and maintain collaborative arrangements, we could experience a material adverse effect on our ability to develop products and, once developed, to market them successfully.

OUR LIMITED MANUFACTURING CAPABILITIES COULD RESULT IN SHORTAGES OF PRODUCTS FOR TESTING AND FUTURE SALE, AND OUR REVENUES AND PROFIT MARGIN COULD BE NEGATIVELY AFFECTED.

While we are producing limited quantities of LJP 394 for clinical trials, our current facilities are not FDA approved for commercial production of our potential products. The manufacture of our potential products for clinical trials and the manufacture of any resulting products for commercial purposes are subject to certain FDA standards. Substantial capital investment in the expansion and build-out of our manufacturing facilities will be required to enable us to manufacture any products in commercial quantities. While we have initiated the process of obtaining FDA approval for our facilities, we have never operated an FDA-approved manufacturing facility and may not obtain necessary approvals. We have limited manufacturing experience, and we may be unable to successfully transition to commercial production. We may enter into arrangements with contract manufacturing companies to expand our own production capacity in order to meet requirements for our products, or to attempt to improve manufacturing efficiency. If we choose to contract for manufacturing services and encounter delays or difficulties in establishing relationships with manufacturers to produce, package and distribute our finished products, the clinical trials, the introduction of our products into the market and the subsequent sales of these products would be negatively affected by the lack of available products, and our profit margins and our ability to develop and deliver products on a timely and competitive basis may be negatively affected.

WE LACK EXPERIENCE IN MARKETING PRODUCTS FOR COMMERCIAL SALE AND THUS MAY HAVE DIFFICULTY GAINING ACCEPTANCE FOR OUR PRODUCTS.

    In order to commercialize any drug candidate approved by the FDA, we must either develop a marketing and sales force or enter into marketing arrangements with others. If we cannot do either of these, we may have difficulty generating sales for our products. We currently have no marketing arrangements with others, and there can be no guarantee that we will be able to enter into any marketing agreements on favorable terms, or that any such agreements will result in payments to LJPC. To the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenues that we may receive will be dependent on the efforts of others. There can be no guarantee that these efforts will be successful. If we attempt to develop our own marketing and sales capabilities, we will compete with other companies that have experienced and well-funded marketing and sales operations. Furthermore, if we attempt to establish sales and distribution capabilities, we may experience delays and expenditures and have difficulty in gaining market acceptance for our drug candidates.

THE USE OF LJP 394 AND OTHER POTENTIAL PRODUCTS IN CLINICAL TRIALS, AND THE SALE OF ANY APPROVED PRODUCTS MAY EXPOSE US TO LAWSUITS RESULTING FROM THE USE OF THESE PRODUCTS.

    The use and possible sale of LJP 394 and other potential products may expose us to legal liability and generate negative publicity if we are subject to claims that people were harmed by our products. These claims might be made directly by consumers, pharmaceutical companies, or others. We maintain $10.0 million of product liability insurance for claims arising from the use of LJPC products in clinical trials. However, coverage is becoming increasingly expensive, and there can be no guarantee that we will be able to maintain insurance or that insurance can be acquired at a reasonable cost or in sufficient amounts to protect us against possible losses. Furthermore, it is possible that our financial resources would be insufficient to satisfy potential product liability claims. A successful product liability claim or series of claims brought against us could negatively impact our business and financial condition.

OUR RESEARCH AND DEVELOPMENT AND OPERATIONS DEPEND IN PART ON CERTAIN KEY EMPLOYEES AND CONSULTANTS. LOSING THESE EMPLOYEES OR CONSULTANTS WOULD HAVE A NEGATIVE EFFECT ON OUR PRODUCT DEVELOPMENT AND OPERATIONS.

    We are highly dependent upon the principal members of our scientific and management staff, the loss of whose services would delay the achievement of our research and development objectives. This is because our key personnel, including Steven Engle, Dr. Andrew Wiseman and Dr. Matthew Linnik, have been involved in the development of LJP 394 and other drug candidates for several years and have unique knowledge of our drug candidates and of the technology on which they are based. Our anticipated growth and expansion into areas requiring additional expertise, such as clinical trials, government approvals, manufacturing, and marketing, is expected to place increased demands on our resources and require the addition of new management personnel as well as the development of additional expertise by existing management personnel.

Retaining our current key employees and recruiting additional qualified scientific personnel to perform research and development work in the future will also be critical to our success. Because competition for experienced scientists among numerous pharmaceutical and biotechnology companies and research and academic institutions is intense, we may not be able to attract and retain these people. If we cannot attract and retain qualified people, our ability to conduct necessary clinical trials and to develop our products may be negatively affected because, for instance, the trials may not be conducted properly, or the trials or our manufacturing of products may be delayed. In addition, we rely upon consultants and advisors to assist us in formulating our research and development, clinical, regulatory and manufacturing strategies. All of our consultants and advisors are employed outside LJPC and may have commitments or consulting or advisory contracts with other entities that may affect their ability to contribute to our business.

IT IS POSSIBLE THAT WE MAY FACE ENVIRONMENTAL LIABILITIES RELATED TO CERTAIN HAZARDOUS MATERIALS USED IN OUR OPERATIONS.

    Due to the nature of our manufacturing processes, we are subject to stringent federal, state and local laws governing the use, handling and disposal of certain materials and wastes. It is possible that we may have to incur significant costs to comply with environmental regulations as our manufacturing increases to commercial volumes. Our operations may be significantly impacted by current or future environmental laws because, for instance, our ability to produce products may be slowed down, which may cause our costs in producing these products to increase. In our research activities, we use radioactive and other materials that could be hazardous to human health, safety, or the environment. These materials and various wastes resulting from their use are stored at our facility pending ultimate use and disposal. The risk of accidental injury or contamination from these materials cannot be eliminated. In the event of such an accident, we could be held liable for any resulting damages, and any such liability could exceed our resources.

II. RISK FACTORS RELATED SPECIFICALLY TO OUR STOCK.

OUR COMMON STOCK PRICE IS VOLATILE AND MAY DECLINE EVEN IF OUR BUSINESS IS DOING WELL.

    The market price of our common stock has been and is likely to continue to be highly volatile. Market prices for securities of biotechnology and pharmaceutical companies, including ours, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The following factors can have a significant effect on the market price of our securities:

        - announcements of technological innovations or new therapeutic products by LJPC or others,

        -   clinical trial results,

        -   developments concerning agreements with collaborators,

        -   government regulation,

        -   developments in patent or other proprietary rights,

        - public concern as to the safety of drugs discovered or developed by LJPC or others,

        - future sales of substantial amounts of our common stock by existing stockholders, and

        -   comments by securities analysts and general market conditions.

    The realization of any of the risks described in these "Risk Factors" could have a negative effect on the market price of our common stock.

IN THE FUTURE, OUR STOCK MAY BE REMOVED FROM LISTING ON THE NASDAQ QUOTATION SYSTEM AND MAY NOT QUALIFY FOR LISTING ON ANY STOCK EXCHANGE, IN WHICH CASE IT MAY BE DIFFICULT TO FIND A MARKET IN OUR STOCK.

    If our stock is no longer traded on a national trading market it may be more difficult for you to sell shares that you own, and the price of the stock may be negatively affected. Currently our securities are traded on the Nasdaq National Market. Nasdaq has certain continued listing requirements, including a minimum trading price. Previously, we have received notice from Nasdaq that our stock price fell below this minimum trading price. While we have since come back into compliance with this Nasdaq requirement, it is possible that we will fall out of compliance with this and/or other Nasdaq continued listing criteria at some point in the future. Failure to comply with any one of several Nasdaq requirements may cause our stock to be removed from listing on Nasdaq. Should this happen, we may not be able to secure listing on other exchanges or quotation systems. This would have a negative effect on the price and liquidity of our stock.

FUTURE SALES OF OUR STOCK BY EXISTING STOCKHOLDERS COULD NEGATIVELY AFFECT THE MARKET PRICE OF OUR STOCK AND MAKE IT MORE DIFFICULT FOR US TO SELL STOCK IN THE FUTURE.

    Sales of our common stock in the public market, or the perception that such sales could occur, could result in a drop in the market price of our securities and make it more difficult for us to complete future equity financings. In addition to the shares to be sold in this offering, LJPC has outstanding the following shares of common stock:

        - 17,370,000 shares of common stock that have been issued in registered offerings and are freely tradable in the public markets.

        - Approximately 8,900,000 shares of common stock currently eligible for resale in the public market pursuant to SEC Rule 144.

        - An additional 2,000,000 shares of common stock issued to an overseas investor pursuant to SEC Regulation S may also be resold.

        - In addition, an aggregate of 2,584,696 shares of common stock may be issued on the exercise of stock options outstanding as of September 30, 2000 under our various stock option plans at a weighted average exercise price of $2.74 per share.

        - We have in effect or intend to file registration statements under the Securities Act registering approximately 4,000,000 shares of common stock reserved under our incentive stock option and employee stock purchase plans. Approximately 184,000 shares of common stock that may be issued on the exercise of outstanding stock options will be available for public resale under SEC Rule 144 pursuant to Rule 701 under the Securities Act.

    We cannot estimate the number of shares of common stock that may actually be resold in the public market since this will depend upon the market price for the common stock, the individual circumstances of the sellers and other factors. We also have a number of institutional stockholders that own significant blocks of our common stock. If these stockholders sell large portions of their holdings in a relatively short time, for liquidity or other reasons, the market price of our common stock could drop significantly.

ANTI-TAKEOVER DEVICES MAY PREVENT CHANGES IN MANAGEMENT OF LJPC.

    We have in place some anti-takeover devices, including a stockholder rights plan, that may have the effect of delaying or preventing changes in the management of LJPC. For example, one anti-takeover device provides for a board of directors that is separated into three classes, with their terms in office staggered over three year periods. This has the effect of delaying a change in control of the Board of Directors without the cooperation of the incumbent board. In addition, our bylaws do not allow stockholders to call a special meeting of stockholders, require stockholders to give written notice of any proposal or director nomination to us within a certain period of time prior to the stockholder annual meeting, and establish certain qualifications for a person to be elected or appointed to the Board of Directors during the pendency of certain business combination transactions.

    We may also issue shares of preferred stock without stockholder approval and upon terms that our Board of Directors may determine in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding stock, and the holders of such preferred stock could have voting, dividend, liquidation and other rights superior to those of holders of our common stock.

WE DO NOT PAY DIVIDENDS AND THIS MAY NEGATIVELY AFFECT THE PRICE OF OUR STOCK.

    We have not paid any cash dividends since our inception and do not anticipate paying any cash dividends in the foreseeable future. The future price of our common stock may be depressed by the fact that we have not paid dividends.

                                 USE OF PROCEEDS

    We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

    In a series of private transactions completed on February 7, 2001, we issued a total of 5,700,000 shares of our common stock to the stockholders listed below. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of 5,700,000 shares of our common stock. The following table describes, as of February 7, 2001, the number of shares of our common stock that each selling stockholder beneficially owns. The term "selling stockholders" includes the holders listed below and their transferees, pledgees, donees or other successors. We have prepared this table based upon information furnished to us by or on behalf of the selling stockholders.

The selling stockholders confirmed at the time they acquired the shares listed below that they acquired the shares for investment purposes only and not with a view toward their resale, and acknowledged the existence of restrictions on resale that apply to these shares. This offering relates only to the sale of shares held or to be held by the selling stockholders named in the following table. Since the date on which they provided us with the information below, the selling stockholders may have sold, transferred or otherwise disposed of some or all of their shares of our common stock in transactions exempt from the Securities Act's registration requirements.

                                                                                        BENEFICIAL OWNERSHIP
                                             BENEFICIAL OWNERSHIP PRIOR TO OFFERING        AFTER OFFERING
                                             ---------------------------------------   ----------------------
                                              NUMBER OF     PERCENT OF  SHARES TO BE   NUMBER OF   PERCENT OF
       NAME OF BENEFICIAL OWNER                SHARES       CLASS(1)      SOLD(2)      SHARES(2)   CLASS(2)
       ------------------------               ----------    ----------  ------------   ----------  ----------
DWS Investments GmbH                           4,500,000      12.8%       550,000      3,950,000      11.3%

J.P. Morgan Partners (BHCA), LP                2,055,000       5.9%     2,000,000         55,000        --

Alta BioPharma Partners, LP                    1,756,883       5.0%       501,279      1,255,604       3.6%

La Jolla Chase Partners (Alta Bio),            1,003,348       2.9%       286,278        717,070       2.0%
LLC

Metzler Investment GmbH                          968,000       2.8%       968,000             --        --

Lares & Co.                                      700,000       2.0%       250,000        450,000       1.3%

Deutsche Vermogesbildungsgesellschaft mbH        576,200       1.6%       300,000        276,200       *

Special Situations Fund III, LP                  187,500       *          187,500             --        --

Gardner Lewis Fund, LP                           156,549       *          150,549          6,000       *

Zeke LP                                          150,000       *          150,000             --        --

Special Situations Private Equity                150,000       *          150,000             --        --
Fund LP

HSBC Bank International Limited                  100,000       *           37,500         62,500       *

Alta Embarcadero BioPharma, LLC                   66,220       *           18,894         47,326       *

Special Situations Cayman Fund, LP                62,500       *           62,500             --        --

Narragansett Offshore Ltd.                        48,750       *           48,750             --        --

Narragansett I LP                                 26,250       *           26,250             --        --

Stanza and Co.                                    20,500       *           12,500          8,000       *

----------------------

*       Less than 1%

(1) Computed based on 35,095,087 shares of common stock outstanding as of February 7, 2001.

(2) Assumes all the shares of common stock that may be offered hereunder are sold.

The information regarding the selling stockholders may change from time to time. If required, we will describe these changes in one or more prospectus supplements.

                              PLAN OF DISTRIBUTION

    The selling stockholders can use this prospectus to sell the shares at any time while the prospectus is in effect, unless we have notified the selling stockholders that the prospectus is not available at that particular time. The selling stockholders will determine if, when and how they will sell the shares they own. Any sales may occur in one or more of the following types of transactions (including block transactions):

        - transactions on the Nasdaq National Market or any other organized market or quotation system where the shares may be traded,

        - privately negotiated transactions between a selling stockholder and a purchaser, or

        - transactions effected with or through a broker-dealer acting as either agent or principal.

    These transactions may involve the transfer of the shares upon exercise or settlement of put or call options, or the delivery of the shares to replace shares that were previously borrowed from another stockholder or a combination of such methods. If a broker-dealer is used in the sale of shares, that person may solicit potential purchasers. The shares may also be transferred as a gift or as a result of a pledge, or may be sold to a broker-dealer acting as principal. These persons may then sell the shares to another person, either directly or through another broker-dealer, subject to compliance with the requirements of the Securities Act.

    The price at which sales of the shares occur may be based on market prices or may be negotiated between the parties, and the consideration may be cash or another form negotiated between the parties. Broker-dealers acting as agents or principals may be paid compensation in the form of discounts, concessions or commissions from the selling stockholder and/or from the purchasers of the shares, or both. Brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act. Any profits on the resale of shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of shares will be paid by the selling stockholder and/or the purchasers. We have agreed to pay certain of the costs, expenses and fees of preparing, filing and maintaining this prospectus and the registration statement of which this prospectus is a part, but we will not receive any proceeds from sale of these shares. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on it under the Securities Act.

    The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares, if required, we will file a supplement to this prospectus.

    If the selling stockholders use this prospectus for any sale of the shares, they will be subject to the prospectus delivery requirements of the Securities Act. For transactions effected on or through the Nasdaq, those requirements may be satisfied by our delivery of copies of this prospectus to the Nasdaq in compliance with Securities Act Rule 153. Instead of using this prospectus for any sale of the shares, a selling stockholder may resell shares in compliance with the criteria and requirements of Securities Act Rule 144.

    The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholder.

                               WHERE YOU CAN FIND
                                MORE INFORMATION

We file periodic reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy these reports and other information at the SEC's public reference facilities in Washington, D.C. (located at 450 Fifth Street, N.W., Washington, D.C. 20549), Chicago (located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661) and New York (located at Seven World Trade Center, 13th Floor, New York, New York 10048). You can also obtain copies of these materials from the SEC's public reference section (located at 450 Fifth Street, N.W., Washington, D.C. 20549) at prescribed rates. Please call the SEC at 1-800-SEC-0300 for further information about the public reference rooms. The SEC also maintains a site on the World Wide Web at http://www.sec.gov. This site contains reports, proxy and information statements and other information about registrants that file electronically with the SEC.

    The SEC permits us to "incorporate by reference" the information and reports we file with it. This means that we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC automatically updates and supersedes this information. Specifically, we incorporate by reference:

        1. Our Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 1999;

        2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000;

        3. Our Current Reports on Form 8-K dated April 18, 2000 and January 26, 2001;

        4.  Our Proxy Statement dated April 10, 2000;

        5. The description of our common stock contained in our Registration Statements on Form 8-A, filed on June 2, 1994 and December 4, 1998, and on Form 8-A/A, filed on January 26, 2001; and

        6. All documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the shares offered by this prospectus.

    We have also filed a registration statement on Form S-3 with the SEC. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and our common stock.

    We will provide a copy of these filings to each person, including any beneficial owner, to whom we deliver this prospectus, upon written or oral request. You may request a copy of these filings at no cost by writing or telephoning us at the following address:

                               Corporate Secretary
                         La Jolla Pharmaceutical Company
                             6455 Nancy Ridge Drive
                           San Diego, California 92121
                                 (858) 452-6600

    You should rely only on the information contained in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                           FORWARD-LOOKING STATEMENTS

    We have made forward-looking statements in this prospectus that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

    Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statements. Except as may be required by law, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus. These statements appear in a number of places in this prospectus and include statements regarding our intentions, plans, strategies, beliefs or current expectations and those of our directors or our officers with respect to, among other things:

        -   our financial prospects,

        -   our financing plans,

        -   trends affecting our financial condition or operating results,

        - our strategies for growth, operations, and product development and commercialization, and

        - conditions or trends in or factors affecting the biotechnology industry.

    You should understand that a number of factors could cause our results to differ materially from those expressed in the forward-looking statements. The information incorporated by reference or provided in this prospectus identifies important factors that could cause these differences. Those factors include, among others, the high cost and uncertainty of technology and drug development, which can result in loss of profitability and long delays in getting products to market.

                                  LEGAL MATTERS

    The validity of the shares of common stock covered by this prospectus was passed upon by Gibson, Dunn & Crutcher LLP, Irvine, California.

                                     EXPERTS

    Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K/A for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given their authority as experts in accounting and auditing.

NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE UNDER THIS PROSPECTUS TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR THE SELLING STOCKHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE UNDER THIS PROSPECTUS WILL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS OR THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE AS OF WHICH THE INFORMATION IS GIVEN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED UNDER THIS PROSPECTUS TO ANYONE IN ANY JURISDICTION IN WHICH THE OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE THE OFFER OR SOLICITATION.

                                ----------------

                                TABLE OF CONTENTS

RISK FACTORS................................................................................2
USE OF PROCEEDS............................................................................11
SELLING STOCKHOLDERS.......................................................................11
PLAN OF DISTRIBUTION.......................................................................12
WHERE YOU CAN FIND MORE INFORMATION........................................................13
FORWARD-LOOKING STATEMENTS.................................................................15
LEGAL MATTERS..............................................................................15
EXPERTS....................................................................................15


================================================================================

================================================================================



                                5,700,000 SHARES

                                  COMMON STOCK

                                ----------------

                                   PROSPECTUS

                                ----------------



                               FEBRUARY 15, 2001